[Letterhead of KPMG Peat Marwick LLP]


November 11, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Donnkenny, Inc. and, under date of February 13, 1996, we reported on the consolidated financial statements of Donnkenny, Inc. and subsidiaries as of and for the years ended December 2, 1995 and December 3, 1994. Donnkenny, Inc., with our concurrence, filed a Form 8-K dated October 15, 1996 that, inter alia, stated that these fiscal year 1994 and 1995 financial statements should no longer be relied upon. On November 4, 1996, we resigned. We have read Donnkenny, Inc.'s statements included under Item 4 of its Form 8-K dated November 11, 1996, and we agree with such statements, except that we are not in a position to agree or disagree with Donnkenny, Inc.'s statements that it has engaged successor auditors.

Very truly yours,

KPMG Peat Marwick LLP